TRANSGLOBE ENERGY CORPORATION
Suite 2300, 250 - 5th Street S.W.
Calgary, Alberta T2P 0R4
Tel: (403) 264-9888
Web site: www.trans-globe.com
NOTICE OF THE ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 8, 2013

TO THE HOLDERS OF COMMON SHARES
Notice is hereby given that the Annual General & Special Meeting (the "Meeting") of the holders of common shares ("Common Shares") of TransGlobe Energy Corporation ("TransGlobe" or the "Company") will be held on the 3rd Floor of Centennial Place West, 250 – 5th Street S.W., Calgary, Alberta, on Wednesday, May 8, 2013, at 3:00 p.m. (Calgary time), for the following purposes:

1.	to receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2012 and the Report of Independent Registered Chartered Accountants thereon;

2.	to fix the number of directors of the Company to be elected at the Meeting at seven (7);

3.	to elect the directors of the Company for the ensuing year;

4.	to approve all unallocated stock options under the Company's stock option plan;

5.	to appoint Deloitte LLP as auditors of the Company and to authorize the directors to fix their remuneration as such; and

6.	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.
The nature of the business to be transacted at the Meeting is described in further detail in the accompanying Information Circular.
The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is March 25, 2013. Shareholders of the Company whose names have been entered in the register of shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a shareholder transfers the ownership of any of such shareholder's Common Shares after such date and the transferee of those Common Shares establishes that the transferee owns the Common Shares and requests, not later than 10 days before the Meeting, to be included in the list of shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.
A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with the Transfer Agent and Registrar of the Company c/o Olympia Trust Company, 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, not later than forty-eight (48) hours (exclusive of Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time of the Meeting or any adjournment thereof.
The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and/or officers of the Company. Each shareholder has the right to appoint a proxyholder other than such persons, who need not be a shareholder, to attend and to act for such shareholder and on such shareholder's behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.
In the event of a strike, lockout or other work stoppage involving postal employees, all documents required to be delivered by a shareholder of the Company should be delivered by facsimile to the Transfer Agent and Registrar at (403) 265-1455.
DATED at Calgary, Alberta this 25th day of March, 2013.
BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Ross G. Clarkson"

President and Chief Executive Officer

Submitted herewith:

(1)    Notice of Annual General and Special Meeting
(2)    Information Circular
(3)    Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: April 9, 2013	By: /s/ Randy C. Neely
Randy C. Neely
Vice President Finance & CFO